Exhibit 99.1

Press Release

Descartes Acquires Idelic
Adds Critical Data to Global Logistics Network and Advances AI-Powered Fleet Safety and Performance Management Capabilities

WATERLOO, Ontario and ATLANTA, Georgia, April 23, 2026 (GLOBE NEWSWIRE) -- Descartes Systems Group (Nasdaq:DSGX) (TSX:DSG), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired Idelic, a leading provider of AI-powered driver safety and performance management solutions.

Idelic’s safety intelligence platform unifies day-to-day safety management activities such as training, monitoring, reporting and coaching into a single solution. With an AI analytics workflow designed to measurably impact driver behavior, fleets can proactively identify and reduce driving risk by leveraging the platform’s unique dataset of more than 40 billion miles of telemetry and over 400,000 accident records. The company collects real-time, highly detailed event-level data through a connected network of more than 80 telematics, risk management, and regulatory system integrations. Built on years of machine learning applied to predictive accident models across more than one hundred and fifty fleets, Idelic’s AI capabilities are field-proven in predicting driver risk and optimizing safety training interventions.

“Productivity and safety are equally critical for fleet operators,” said James Wee, General Manager of Fleet Management at Descartes. “This acquisition adds critical data to our Global Logistics Network (GLN) and enhances Descartes’ final-mile footprint by adding highly advanced fleet safety capabilities and deep domain expertise. Idelic’s AI-powered predictive safety intelligence functionality, when combined with Descartes’ industry leading routing planning and execution technology, enables us to deliver a complete and cutting-edge fleet performance management solution that uniquely incorporates driver behavior and safety signals into our robust operational data set.”

“The need for trusted, real-time fleet and operational data is becoming increasingly critical as customers advance their AI strategies,” said Edward J. Ryan, Descartes’ CEO. “By combining Idelic’s predictive safety intelligence and unique, critical data with Descartes’ GLN, we’re strengthening the data foundation that powers smarter fleet performance decisions and safer, more efficient operations.”

Idelic is headquartered in Pittsburgh, Pennsylvania. Descartes acquired Idelic for up-front consideration of approximately US $28 million satisfied with cash on hand, plus potential performance-based consideration. The maximum amount payable under the all-cash performance-based earn-out is US $12 million, based on the combined business achieving revenue-based targets in each of the first two years post-acquisition. Any earn-out is expected to be paid in fiscal 2028 and fiscal 2029.

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	1

About Descartes

Descartes powers more responsive, efficient, secure and sustainable international and domestic supply chains by uniting logistics-intensive businesses on its Global Logistics Network (GLN). Shippers, carriers, and logistics service providers connect and collaborate on the GLN leveraging technology, data and AI to manage last mile deliveries, domestic and international shipments, transportation rating and payment, global trade research, customs compliance and a variety of regulatory processes. Learn more about Descartes at www.descartes.com and connect with us on LinkedIn and X.

Descartes Investor Contact
Laurie McCauley
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Idelic and its solution offerings; the potential to provide customers with driver safety and performance management solutions; other potential benefits derived from the acquisition and Idelic’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities regulatory authorities across Canada including Descartes’ most recently filed annual and interim management’s discussion and analysis which are available under Descartes’ profile through the EDGAR website at http://www.sec.gov or through the SEDAR+ website at http://www.sedarplus.com/. If any such risks actually occur, they could, among other consequences, materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved	2